Exhibit 99.1

New Gold Reports Second Quarter Operational Results

Provides Notice of Release of Second Quarter Financial Results

July 14, 2020 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports preliminary second quarter results from the Rainy River and New Afton mines. (All amounts are in US dollars unless otherwise indicated.)

During this unprecedented COVID-19 period, the health and safety of our workforce and Indigenous and other communities remains our number one concern. We will support all initiatives that align with that objective and will remain vigilant in providing a safe working environment for our workforce.

Consolidated Second Quarter and Recent Highlights
•	Total production for the second quarter was 98,079 gold equivalent (gold eq.) ounces (64,294 ounces of gold, 134,282 ounces of silver and 16.9 million pounds of copper).
•
The Rainy River Mine produced 49,633 gold eq. ounces (48,800 ounces of gold and 70,394 ounces of silver) for the quarter. Following a 12-day voluntary shutdown related to COVID-19 in the first quarter, operations resumed on April 3.

•	The New Afton Mine produced 48,446 gold eq. ounces (15,494 ounces of gold and 16.9 million pounds of copper) for the quarter.
•
During the quarter, the Company announced that it entered into a definitive agreement with Artemis Gold Inc. to divest its Blackwater Project for C$190 million in cash, an 8% gold stream and a C$20 million equity stake in Artemis (refer to the Company's June 9, 2020 news release for further information).

•
During the quarter, the Company completed a $400 million senior notes offering yielding 7.50% due in 2027 that was used, along with cash on hand, to fund the full redemption of its outstanding 6.25% senior notes due in 2022 completed on July 10, 2020 (refer to the Company's June 24, 2020 and July 10, 2020 news releases for further information).

•
On April 15, 2020 annual guidance was withdrawn until the Company could better understand the impact of COVID-19. Updated annual guidance is expected to be released along with the Company's second quarter financial results on July 30, 2020.

Consolidated Second Quarter Operational Results
	Q2 2020	H1 2020
Gold eq. production (ounces)[1]	98,079	201,514
Gold production (ounces)	64,294	131,084
Copper production (Mlbs)	16.9	35.4
Average realized gold price, per ounce[2]	1,516	1,485
Average realized copper price, per pound[2]	2.55	2.56
1. Total gold equivalent ounces include silver and copper produced (excluding production from the Cerro San Pedro Mine) converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $17.75 per silver ounce and $2.85 per copper pound. Throughout the year the Company will report gold equivalent ounces using a constant ratio of those prices. All copper is produced by the New Afton Mine.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

“Over the past number of quarters, the management team has advanced a disciplined approach aimed at repositioning our operations for profitability and free cash flow generation. As our operational performance improved, we have been able to execute on strategic opportunities to restructure our balance sheet and improve our liquidity position as we enter the next phase of our growth strategy.” said Renaud Adams, CEO. “As our operations return to pre-COVID levels and we complete all non-recurring capital projects at Rainy River, we can now take a longer-term perspective. New Gold's future will be supported by profitable operations, a stronger balance sheet, and as our current hedges expire at year end, we will be fully exposed to the strengthened gold price. We are excited to enter the next stage as we create a Canadian-focused, diversified company that prioritizes profitability and free cash flow generation. We also want to thank the entire New Gold team and our partners for their dedication and hard work during this challenging and unprecedented COVID-19 period as we continue to ensure the safety and well-being of our employees and all our stakeholders.”

Rainy River Mine Highlights
Rainy River Mine	Q2 2020	H1 2020
Gold eq. production (ounces)[1]	49,633	100,739
Gold eq. sold (ounces)	47,873	101,411
Gold production (ounces)	48,800	99,181
Gold sold (ounces)	47,064	99,846
Average realized gold price, per ounce[2]	1,514	1,483
1. Gold equivalent ounces for Rainy River in Q2 2020 includes 70,394 ounces of  silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

Rainy River Operating KPI’s
Rainy River Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020	Q2 2020
Tonnes mined per day (ore and waste)	108,392	111,679	114,544	111,078	136,124	127,684	126,512
Ore tonnes mined per day	33,687	15,739	21,368	18,220	19,485	26,012	23,101
Operating waste tonnes per day	47,128	62,955	82,488	75,206	74,020	75,596	72,575
Capitalized waste tonnes per day	25,576	32,986	10,688	17,652	42,619	26,077	30,836
Total waste tonnes per day	74,705	95,941	93,176	92,858	116,639	101,673	103,411
Strip ratio (waste: ore)	2.22	6.10	4.36	5.10	5.99	3.91	4.48
Tonnes milled per calendar day	17,934	19,725	21,117	24,500	22,521	18,441	23,880
Gold grade milled (g/t)	1.25	1.19	1.15	1.14	0.85	1.03	0.78
Gold recovery (%)	86	90	93	91	91	90	89
Mill availability (%)	77	89	88	88	89	91	90
Gold production (oz)	227,284	61,557	66,013	75,080	51,122	50,381	48,800
Gold eq. production[1] (oz)	230,349	62,278	66,765	76,092	51,915	51,106	49,633
1. Gold equivalent ounces for Rainy River in Q2 2020 includes 70,394 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce and $17.75 per silver ounce.

•
The Rainy River mine resumed operations on April 3, following a temporary two-week shutdown that allowed the workforce to follow a 14-day period of self-isolation relating to travel outside of Canada related to COVID-19. Following the recent approval by Health Canada, three rapid testing devices were procured and will be rolled out for use in July and August, with the third device exclusively for community use. These devices will initially test for the virus and provide results within three hours of testing, adding another level of protection against the transmission of COVID-19 as we continue to prioritize the safety and well-being of our employees and our local and Indigenous communities.

•
Early in the second quarter, the mine utilized its local workforce and gradually began to safely reintroduce a portion of the non-local workforce to advance the ramp-up of operations. During the quarter, the open pit averaged approximately 125,000 tonnes per day. Mining productivity increased during the quarter from approximately 100,000 tonnes per day in early April to approximately 140,000 tonnes per day in June, achieving pre-suspension productivity levels. Most of the non-local workforce has now been reintegrated and it is expected that the mine will complete the ramp-up to full capacity early in the third quarter.

•
For the second quarter, gold eq. production was 49,633 ounces (48,800 ounces of gold and 70,394 ounces of silver), which was lower than plan. Production was impacted by reduced mine productivity as described above, resulting in the processing of a higher than planned proportion of the medium grade ore from stockpile and pit rehandling. The averaged grade processed for the quarter was 0.78 grams per tonne at gold recovery of 89%.

•	During the quarter, approximately 2.1 million ore tonnes and 9.4 million waste tonnes (including 2.8 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 4.48:1.
•
Since the April 3 restart, the mill has ramped up to full capacity, achieving an average run rate of approximately 24,700 tonnes per day, including downtime during the quarter, primarily to complete a liner change as well as other maintenance related to the SAG mill. Mill availability for the quarter averaged 90%, in line with plan.

•
During the quarter, key capital projects were advanced including a planned tailings dam raise, wick drain installation for stabilization of the east waste dump, final stage construction of the maintenance and warehouse facilities, as well as the commissioning of a bio-chemical reactor (BCR2) to allow clean water discharge. It is expected that all key construction projects will be substantially completed by the end of the third quarter with all planned capital projects expected to be completed by year end. A small portion of the Tailings Management Area (TMA) construction that was originally scheduled for completion in 2021 is now planned for completion in 2020, thereby reducing planned capital requirements for 2021.

New Afton Mine Operational Highlights
New Afton Mine	Q2 2020	H1 2020
Gold eq. production (ounces) [1]	48,446	100,775
Gold eq. sold (ounces)	43,517	93,915
Gold production (ounces)	15,494	31,903
Gold sold (ounces)	13,789	29,780
Copper production (Mlbs)	16.9	35.4
Copper sold (Mlbs)	15.3	33.0
Average realized gold price, per ounce[2]	1,520	1,490
Average realized copper price, per pound[2]	2.55	2.56
1. Gold equivalent ounces for New Afton in Q2 2020 includes 16.9 million pounds of copper and 63,889 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and  $17.75 per silver ounce.
2. Refer to the “Non-GAAP Financial Performance Measures" section of this press release.

New Afton Operating KPI’s
New Afton Mine	FY 2018	Q1 19	Q2 19	Q3 19	Q4 19	Q1 2020	Q2 2020
Tonnes mined per day (ore and waste)	16,156	15,824	16,357	15,773	14,539	16,727	15,358
Tonnes milled per calendar day	14,668	14,759	14,992	15,572	15,861	15,377	14,240
Gold grade milled (g/t)	0.53	0.50	0.53	0.43	0.42	0.45	0.46
Gold recovery (%)	85	83	83	80	79	81	81
Gold production (oz)	77,329	17,841	19,203	16,007	15,734	16,409	15,494
Copper grade milled (%)	0.87	0.80	0.86	0.76	0.70	0.73	0.72
Copper recovery (%)	83	83	83	84	81	82	83
Copper production (Mlbs)	85.1	19.5	21.6	20.1	18.3	18.5	16.9
Mill availability (%)	98	98	97	96	98	98	92
Gold eq. production[1] (oz)	279,755	60,986	65,791	52,807	49,507	52,329	48,446
1. Gold equivalent ounces for New Afton in Q2 2020 includes 16.9 million pounds of copper and 63,889 ounces of silver converted to a gold equivalent based on a ratio of $1,500 per gold ounce, $2.85 per copper pound and  $17.75 per silver ounce.

•	The New Afton Mine reached a significant safety milestone, achieving 3 million person-hours lost-time injury-free.
•
The mine produced 48,446 gold eq. ounces for the quarter (15,494 ounces of gold, and 16.9 million pounds of copper), below plan primarily due to lower copper and gold grades. During the quarter, scheduled mine and mill shutdowns were completed for maintenance, including the replacement of 2 kilometers of underground conveyor belts and replacement of SAG mill liners, with the original completion date extended due to COVID-19 safety protocols. There are no further planned major shutdowns expected over the balance of the year.

•	During the quarter, total development towards the B3 and C-zone advanced by approximately 1,253 metres, achieving 95% of planned levels year to date.
•	The underground mine averaged 15,358 tonnes per day for the quarter, the lower production was primarily due to a planned maintenance shutdown.
•
The mill averaged 14,240 tonnes per day for the quarter, including the maintenance shutdowns as described above, at an average gold and copper grade of 0.46 grams per tonne gold and 0.72% copper, respectively, with gold and copper recoveries of 81% and 83%, respectively, in-line with plan.

•
During the quarter, the mill continued to process lower than planned copper and gold grades as the mine continued to experience lower grades mined during the quarter. The 2020 and 2021 mine plans incorporate multiple sources of mined ore, including depletion of the east and west caves and rehabilitation and pillar recoveries of medium-high grade zones. In the first and second quarters of 2020, higher than expected dilution was experienced in portions of the east and west caves. Additionally, the rehabilitation and pillar recovery productivities were lower than planned contributing to the lower grades mined in the first half of the year. Management continues to work on optimization scenarios, but based on current information, lower grades are expected to continue over the balance of the year and potentially into 2021 as we complete mining in these areas. It is not expected that the lower grades currently being experienced in the east and west cave zones will be encountered in the SLC, B3 and C-zones. Ore extraction from the B3 cave is expected to begin in second half of 2021.

•	During the quarter, key capital projects were advanced including the development of the C-zone as well as detailed engineering and earthworks related to the thickened and amended tailings (TAT) plant.
•
Exploration activities in the quarter included underground delineation drilling on the East Extension zone and refinement of exploration targets for the planned drilling campaign within the Cherry Creek Trend area.

Second Quarter Conference Call and Webcast
The Company will host an earnings call and webcast on Thursday, July 30, 2020 at 08:30 AM Eastern Time to discuss the financial results. Details are provided below:

Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://onlinexperiences.com/Launch/QReg/ShowUUID=760E8780-16EE-4E71-A923-6C796959BE5A

•	Participants may also listen to the conference call by calling toll free 1-833-502-0493, or 1-778-560-2562 outside of the U.S. and Canada.
•
A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 3546224. An archived webcast will also be available until August 30, 2020 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation).  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s anticipated timing for release of updated annual guidance; the Company’s anticipated course of action at the Rainy River mine and the timing of ramp-up to full capacity; the Company’s expectation that there will be no further shutdowns of the Rainy River Mine, the New Afton Mine or their respective processing equipment; the timing of completion of construction projects at the Rainy River Mine; the expected grades of ore at the New Afton Mine; and the Company’s plans for exploration activities at the New Afton Mine (including Cherry Creek).

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River mine and the systematic ramp-up of operations; (12) the Company being able to release updated annual guidance on the timing described herein; and (13) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; the Company not being able to release updated annual guidance on the timing described herein or at all; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine on the timing described herein or at all; difficulties in ramp-up of operations at Rainy River due to various factors, including lack of availability of manpower or equipment. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Non-GAAP Financial Performance Measures

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Technical Information

The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.